SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                Commission File Number 000-21261

                           NOTIFICATION OF LATE FILING

        (Check One): |X| Form 10-K and Form 10-KSB  |_| Form 20-F  |_| Form 11-K
|_| Form 10-Q and Form 10-QSB   |_|  Form N-SAR
      For Period Ended:     December 31, 2000
                       ---------------------------------------------------------
|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
      For the Transition Period Ended:
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         READ ATTACHED  INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
         TYPE.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                            N/A
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Viatel, Inc.
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Former name if applicable
  N/A
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Address of Principal Executive Office (Street and number)
  685 Third Avenue
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  24th Floor
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City, State and Zip Code   New York, NY 10017
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |  (a) The reasons described in reasonable detail in Part III of this form
      |      could not be eliminated  without  unreasonable  effort or expense;
      | (b) The subject annual report, semi-annual report, transition report on |X| | Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof
      | will be filed on or before the 15th calendar day following the | prescribed due date; or the subject quarterly report or transition | report on Form 10-Q, or portion thereof will be filed on or before
      |      the fifth  calendar day following the prescribed due date; and
      | (c)  The  accountant's  statement  or  other  exhibit  required by Rule
      |      12b-25(c)has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          On January 17, 2001, the Registrant announced its intention to streamline its operations by closing consumer-oriented businesses in several European countries, consolidating operating units and reducing its staff. On March 8, 2001, the Registrant announced its retention of two investment banking firms as financial advisors to assist it in exploring strategic relationships and restructuring alternatives. The Registrant has, since the beginning of 2001, reduced its staff considerably, including employees responsible for financial reporting, and its senior management has expended significant effort to streamline the Registrant's business, pursue restructuring alternatives and explore opportunities to enter into strategic relationships that will benefit the Registrant's short- and long-term business plans. Accordingly, for the reasons stated above, the Registrant is unable to complete, without unreasonable effort and expense, all the work necessary to finalize the required audits and complete the associated "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other disclosures required in its Annual Report on Form 10-K for the year ended December 31, 2000, within the prescribed time period. The Registrant's Annual Report on Form 10-K will be filed no later than the 15th calendar day following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

        James P. Prenetta, Jr.            (212)                 350-9211
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        (Name)                          (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                   |X|Yes |_| No
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                   |_|Yes |X| No
         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  Viatel, Inc.
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                  (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2001                   By:   /s/  James P. Prenetta, Jr.
      ------------------                     -----------------------------------
                                        Name:  James P. Prenetta, Jr.
                                        Title: Senior  Vice  President and
                                                General Counsel


                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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